LOCAL.COM CORPORATION
One Technology Drive, Building G
Irvine, CA 92618
Telephone: (949) 789-5214
July 6, 2007
Via E-Mail and EDGAR Correspondence
Elaine Wolff
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration of Effective Date Local.com Corporation Form S-3/A No.2, Filed July 6, 2007 File No. 333-141890
Dear Sirs:
     Local.com Corporation (“Company”) hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective on July 9, 2007 at 2 p.m. Pacific Daylight Time or as soon as practicable thereafter. The Company acknowledges that:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LOCAL.COM CORPORATION
By:	/s/ Douglas S. Norman
Douglas S. Norman
Chief Financial Officer